Exhibit 99.46

www.f3uranium.com

TSX VENTURE SYMBOL: FUU
OTC SYMBOL: FUUFF

F3 Announces Results from AGM

Kelowna, British Columbia— (Newsfile Corp. – January 16, 2025) – F3 Uranium Corp. (TSXV: FUU) (OTCQB: FUUFF) (“F3” or the “Company”) today announced the results of its January 15, 2025 annual general meeting of shareholders. A total of 181,376,951 common shares, representing approximately 35.28% of the Company’s outstanding common shares, were voted in person and by proxy at the Meeting.

The Company announces the following directors are confirmed as the Company’s Board of Directors:

Devinder Randhawa

Raymond Ashley P. Geo

John DeJoia P. Geo

Terrence Osier P. Geo

Rebecca Greco

The shareholders approved of all other matters as proposed, including the appointment of Davidson & Company LLP, Chartered Professional Accountants as auditors of the Company and approval of the Company’s stock option plan and the Company’s restricted share unit, performance share unit and deferred share unit compensation plan.

The Company also announces that pursuant to it Press release of January 6, 2025, the TSXV has approved of the issuance of 450,000 Common shares as payment to Denison mines for interested accrued on their Convertible debenture for the period from October 1, 2024, to December 31, 2024. The shares are being issued at a deemed price of $0.25 per share for a total of $112,500 in interest.

About F3 Uranium Corp.:

F3 Uranium is a uranium exploration company advancing its newly discovered high-grade JR Zone and exploring additional mineralized zones on its 100%-owned Patterson Lake North (PLN) Property in the southwest Athabasca Basin. F3 Uranium currently has 3 properties in the Athabasca Basin: PLN, Minto and Broach. PLN is accessed by Provincial Highway 955, which transects the property, and the new JR Zone discovery is located ~25km northwest of the Patterson Lake area, host to Paladin Energy’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits and poised to become the next major area of development for uranium operations in northern Saskatchewan. Fission Uranium, which discovered the Triple R deposit, was acquired by Paladin Energy in a merger inked in June 2024 for an implied total equity value of C$1.14 billion.

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The Company’s management, headed up by Dev Randhawa as CEO & Chairman, Raymond Ashley as President, and Sam Hartmann as VP Exploration, is the serially successful team that founded Fission Uranium in 2012 and made the Triple R discovery at Patterson Lake South. Previous to that, the same team founded Fission Energy, making the J-Zone discovery at Waterbury Lake in the eastern Athabasca Basin, and built Fission Energy into a TSX Venture 50 Company.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778-484-8030

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD
“Dev Randhawa”
Dev Randhawa, CEO

Forward Looking Statements

This news release contains “forward-looking information or statements” within the meaning of applicable securities laws, which may include, without limitation, statements with respect to the use of proceeds, and the potential for development of new uranium operations in northern Saskatchewan. All statements in this news release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of metals, the ability to achieve its goals, that general business and economic conditions will not change in a material adverse manner and that financing will be available if and when needed and on reasonable terms. Such forward-looking information reflects the Company’s views with respect to future events and is subject to risks, uncertainties and assumptions, including those filed under the Company’s profile on SEDAR+. Factors that could cause actual results to differ materially from those in forward looking statements include, but are not limited to, continued availability of capital and financing and general economic, market or business conditions, adverse weather conditions, failure to obtain the necessary equipment or machinery, failure to maintain all necessary government permits, approvals and authorizations, failure to maintain community acceptance (including First Nations), increase in costs, litigation, and failure of counterparties to perform their contractual obligations. The Company does not undertake to update forward-looking statements or forward-looking information, except as required by law.

The TSX Venture Exchange has not reviewed, approved or disapproved the contents of this press release, and does not accept responsibility for the adequacy or accuracy of this release.

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